UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of December 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Pearson wins GMAT Contract'




11 December 2003

FOR IMMEDIATE RELEASE

                   Pearson wins $200 million GMAT contract

Pearson, the international media and education company, today announced that it has been selected as the prime contractor for a seven-year, $200 million contract to develop and administer the Graduate Management Admission Test
(GMAT) exam worldwide.

Beginning in January 2006, the GMAT exam will be available at more than 400 Pearson VUE test centres in 96 countries. As part of the agreement with the Graduate Management Admission Council (GMAC), Pearson VUE will expand its network of test centres to include more locations in major markets throughout the world.

The GMAC is a not-for-profit educational association composed of leading business schools from around the world committed to creating access to graduate business education. Currently used or required by more than 1,700 graduate business programs for admission, the GMAT exam is the most widely used assessment - and most reliable predictor - of a candidate's ability to succeed academically in graduate business studies. Approximately 230,000 GMAT exams are taken each year.

"GMAC's faith in us is a great compliment," said Bob Whelan, vice president and general manager of Pearson VUE. "We're very pleased to have been selected to deliver this prestigious exam. The consistency and control offered by our testing network is tailor-made for the needs of organizations involved in admissions and qualifications testing."

"The GMAT will remain the international gold-standard assessment tool for management education," said David A. Wilson, president and CEO of the Graduate Management Admission Council. "This partnership will allow us to better serve the graduate management education community in the future by increasing global reach, advancing security measures, and providing flexible access to test information."

Ends

For further information: Luke Swanson/ Charlotte Elston + 44 (0) 20 7010 2311

About Pearson VUE Pearson VUE (www.pearsonvue.com) is the electronic testing business of Pearson Education, the world's leading education company. Its customers include global technology companies such as Microsoft, IBM, Cisco and Sun Microsystems as well as the US National Council of State Boards of Nursing, the National Association of Securities Dealers, the Driving Standards Agency
(DSA) of Great Britain and the Driver and Vehicle Testing Agency (DVTA) of Northern Ireland.

Pearson also provides educational testing services for more than 20 US states and the US Department of Education and is one of the major academic and vocational testing organizations in the UK through a partnership with Edexcel, a leading examinations board.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 11 December 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary